Exhibit 23.3

Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-8) and related Prospectus of Callon Petroleum Company for the registration of 81,634 shares of its common stock and to the incorporation by reference therein of our reports dated February 28, 2019, with respect to the consolidated financial statements, and the effectiveness of internal control over financial reporting of Carrizo Oil & Gas, Inc., included in its Annual Report (Form 10-K), for the year ended December 31, 2018, both filed with the Securities and Exchange Commission, incorporated by reference in Callon Petroleum Company’s Current Report on Form 8-K dated December 20, 2019.
/s/ Ernst & Young LLP
Houston, Texas
December 20, 2019